As filed with the Securities and Exchange Commission on December 14, 2004
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Dawson Geophysical Company

(Exact name of registrant as specified in its charter)

Texas	1382	75-0970548
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

508 West Wall, Suite 800

Midland, Texas 79701
(432) 684-3000
(Address, including zip code, and telephone number,
including area code, of registrants’ principal executive offices)

L. Decker Dawson

Chief Executive Officer
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, Texas 79701
(432) 684-3000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Neel Lemon Sarah Rechter Baker Botts L.L.P. 2001 Ross Avenue, Suite 700 Dallas, Texas 75201-2980 Telephone: (214) 953-6500 Facsimile: (214) 953-6503	Thomas P. Mason Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Street Houston, Texas 77002 Telephone: (713) 758-2222 Facsimile: (713) 758-2346

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum
Title of Each Class of	Amount to be	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Price(2)	Registration Fee

Common Stock, $0.33 1/3 par value per share	1,725,000 shares	$37,924,125	$4,464

(1)	Maximum number of shares which may be offered. Includes 225,000 shares issuable upon exercise of the Underwriter’s over-allotment option.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low sales price of Dawson Geophysical Company common stock on December 10, 2004, as reported by The Nasdaq National Market.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 14, 2004

PRELIMINARY PROSPECTUS

1,500,000 Shares

Common Stock

        We are offering 1,500,000 shares of our common stock. Our shares are quoted on The Nasdaq National Market under the symbol “DWSN.” On December 10, 2004, the last reported sale price of our common stock on The Nasdaq National Market was $21.57 per share.

Investing in our securities involves risk. You should carefully consider the risk factors described under “Risk Factors” beginning on page 5 of this prospectus before buying shares of our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discounts	$	$
Proceeds to Dawson Geophysical Company, before expenses	$	$

      The underwriter may purchase up to an additional 225,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any. The underwriter expects to deliver the shares to purchasers on or before                     , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

RAYMOND JAMES

The date of this prospectus is                     , 2005.

Vibrator energy source units operating in Utah.

Crew deploying geophones and cables.

Technician operating a seismic
recording system.

Analysts processing seismic data.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

ii

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you or that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risk factors appearing elsewhere in this prospectus and review the documents incorporated by reference, including our financial statements and related notes before you decide whether to invest in our common stock.

      All references in this prospectus to “we,” “us” and “our” refer to Dawson Geophysical Company. Unless otherwise indicated, this prospectus assumes that the underwriter’s over-allotment option will not be exercised.

Dawson Geophysical Company

      We are the leading provider of onshore seismic data acquisition services in the United States. Founded in 1952, we acquire and process 2-D, 3-D and multi-component seismic data for our clients, ranging from major oil and gas companies to independent oil and gas operators as well as providers of multi-client data libraries. Our clients rely on seismic data to identify areas where subsurface conditions are favorable for the accumulation of hydrocarbons, as well as to optimize the development and production of hydrocarbon reservoirs. During fiscal 2004, substantially all of our revenues were derived from 3-D seismic data acquisition operations.

      Benefits of incorporating high resolution 3-D seismic surveys into exploration and development programs include reducing drilling risk, decreasing oil and gas finding costs and increasing the efficiencies of reservoir location, delineation and management. In order to meet the requirements necessary to fully realize the benefits of 3-D seismic data, demand is increasing for improved data quality with greater subsurface resolution. We are prepared to meet such demands with the implementation of improved techniques and evolving technology.

      With increasing demand for our services, we have expanded our business from six seismic data acquisition crews in 2000 with approximately 20,000 recording channels to the current configuration of nine crews with more than 38,000 channels. We are planning to add a tenth seismic data acquisition crew in January 2005.

Business Strategy

      Our strategy is to maintain our leadership position in the U.S. onshore market. Key elements of our strategy include:

•	Attracting and retaining skilled and experienced personnel for our data acquisition and processing operations;

•	Providing integrated in-house services necessary in each phase of seismic data acquisition and processing, including project design, land access permitting, surveying and related support functions as well as continuing the enhancement of our in-house health, safety and environmental program;

•	Maintaining the focus of our operations solely on the domestic onshore seismic market;

•	Continuing to operate with conservative financial discipline;

•	Updating our capabilities to incorporate advances in geophysical and supporting technologies; and

•	Acquiring equipment to expand the recording capacity on each of our existing crews and equipping additional crews as customer demand dictates.

Recent Developments

      In fiscal year 2003, higher commodity prices led to a significant increase in the level of spending for the domestic exploration and development of oil and natural gas reserves. This resulted in greater demand for newly-acquired seismic data by many oil and gas companies. These factors and changes in the competitive landscape in our market enabled us to expand our data acquisition and processing capacity by adding new personnel with technical and operational expertise to our existing highly skilled workforce. We believe these additions fortified our position as the leading provider of onshore seismic data acquisition services in the United States and resulted in increased market share in terms of the number of active crews operating in the lower 48 states. We accelerated this expansion during fiscal 2004 with the addition of three data acquisition crews, increased recording capacity company-wide and improvements to our data processing center. We anticipate further growth in fiscal 2005 and plan to add our tenth data acquisition crew in January. These expansions are in response to continued demand for our high-resolution 3-D seismic services as well as our clients’ recognition of our technical and operational expertise.

      Client demand for more recording channels continues to increase as the industry strives for improved data quality with greater subsurface resolution. In response to client demand, our recording channel capacity has nearly doubled since 2000. Our ability to deploy a large number of recording channels provides us with the competitive advantages of operational versatility and increased productivity, in addition to improved data quality.

Principal Executive Offices and Internet Address

      Our principal executive offices are located at 508 West Wall, Suite 800, Midland, Texas 79701 and our phone number is 432-684-3000. Our website is www.dawson3d.com. Information contained in our website is not incorporated by reference into this prospectus and you should not consider information contained in our website as part of this prospectus.

The Offering

Common stock offered	1,500,000 shares

Common stock outstanding after this offering	7,138,044 shares

Use of proceeds	We expect to use the net proceeds of this offering:

• to complete the funding of our fiscal 2004 seismic data acquisition crew expansions;

• to field a tenth seismic data acquisition crew in January 2005; and

• for general corporate purposes, which may include further expansions of our seismic data acquisition operations and maintenance capital requirements.

See “Use of Proceeds.”

Over-allotment option	We have granted the underwriter an option to purchase up to an additional 225,000 shares of common stock solely to cover over-allotments. See “Underwriting.”

Risk Factors	See “Risk Factors” beginning on page 5 and the other information included and incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	DWSN

      The number of shares outstanding after the offering is based upon our shares outstanding as of November 26, 2004 and excludes a total of 227,000 shares issuable under outstanding options granted under our stock option plans. The weighted average exercise price of these options is $6.75 per share.

Summary Financial Data

      The following summary financial data for the three fiscal years ended September 30, 2004 was derived from the audited financial statements of the Company. This information should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and notes thereto and the other financial data included elsewhere in this Prospectus.

	Year Ended September 30,

	2002	2003	2004

	(In thousands, except
	per share and operating data)
Statement of Operations Data:
Operating revenues	$36,078	$51,592	$69,346
Operating costs:
Operating expenses	33,205	46,151	55,618
General and administrative	2,006	2,421	2,675
Depreciation	4,233	4,404	4,653
Income (loss) from operations	(3,366)	(1,384)	6,400
Other income:
Interest income	507	328	177
Other	96	209	505
Income (loss) before income tax	(2,763)	(847)	7,082
Income tax benefit (expense):
Current	400	—	(96)
Deferred	71	(52)	1,632
Net income (loss)	(2,292)	(899)	8,618
Net Income (loss) per share assuming dilution	$(0.42)	$(0.16)	$1.53
Operating Data (at period end):
Number of working crews	5	6	9
Available recording channels	22,720	26,400	38,742
Other Financial Data:
EBITDA	$1,470	$3,557	$11,735
Capital Expenditures	2,047	6,153	13,899

      The following table sets forth a summary of our balance sheet data as of September 30, 2004 on a historical basis and on an as adjusted basis to reflect our receipt of estimated net proceeds of $ million from our sale of shares of common stock in this offering, after deducting underwriting discounts and estimated offering expenses, and the application of those net proceeds.

	At September 30, 2004

	Historical	As Adjusted

	(In thousands)
Balance Sheet Data (at period end):
Working capital	$18,659	$
Net property, plant and equipment	29,975
Total assets	56,759
Long-term debt	—		—
Stockholders’ equity	50,282

Non-GAAP Financial Measure

      We define EBITDA as net income plus interest expense, income taxes and depreciation and amortization expense. We use EBITDA as a supplemental financial measure to assess:

•	the financial performance of our assets without regard to financing methods, capital structures, taxes or historical cost basis;

•	our liquidity and operating performance over time, and in relation to other companies that own similar assets and that we believe calculate EBITDA in a manner similar to us; and

•	the ability of our assets to generate cash sufficient for us to pay potential interest costs.

      We also understand that such data is used by investors to assess our performance. However, the term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. When assessing our operating performance or our liquidity, you should not consider this data in isolation or as a substitute for our net income, cash flow from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. In addition, our EBITDA may not be comparable to EBITDA or similar titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. Further, the results presented by EBITDA cannot be achieved without incurring the costs that the measure excludes: interest, taxes, depreciation and amortization.

      The following table reconciles our EBITDA to our net income:

	Year Ended September 30,

	2002	2003	2004

	(In thousands)
Net income (loss)	$(2,292)	$(899)	$8,618
Depreciation	4,233	4,404	4,653
Income tax benefit (expense)	(471)	52	(1,536)

EBITDA	$1,470	$3,557	$11,735

      The following table reconciles our EBITDA to our net cash provided by operating activities:

	Year Ended September 30,

	2002	2003	2004

	(In thousands)
Net cash provided by operating activities	$3,628	$1,244	$8,812
Changes in working capital items and other	(1,541)	2,342	3,072
Non-cash adjustments to income	(217)	(29)	(245)
Current income tax (benefit) expense	(400)	—	96

EBITDA	$1,470	$3,557	$11,735

RISK FACTORS

      You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus, including our financial statements and related notes, in evaluating an investment in our common stock. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

Our business is dependent on prices for oil and gas and the level of capital expenditures by oil and gas companies.

      Demand for our services depends upon the level of spending by oil and gas companies for exploration, production, development and field management activities, which activities depend in part on oil and gas prices. Beginning in 1998, a sharp decline in oil and gas prices led to a worldwide reduction in oil and gas activities, including the U.S. market in which we operate. This decline resulted in a significant reduction in the overall demand for seismic services. Since reaching a recent high in 1998, the number of land-based seismic crews operating in the United States and the number of companies providing seismic services have declined dramatically. Although demand for 3-D seismic data acquisition services has increased since the low of 1999, it has not yet returned to the levels experienced in the United States in 1998. While overall industry-wide demand has not reached the level of 1998, we have experienced an increased demand for our services since fiscal year 2003. Fluctuations in oil and gas exploration activities and commodity prices have adversely affected the demand for our services and our results of operations in years past and would do so again if prices for oil and gas were to decline. In particular, we incurred losses in fiscal years 2000 through 2003 as a result of decreased demand for seismic services during these years due to the effects of lower oil and gas prices. Any significant decline in oil and gas related spending on behalf of our clients could cause us to alter our capital spending plans and would have a material adverse effect on our results of operations. Additionally, we cannot assure you that increases in oil and gas prices will increase demand for our products and services or otherwise have a positive effect on our results of operations or financial condition.

      Factors affecting the price of oil and gas include:

•	level of demand for oil and gas;

•	worldwide political, military and economic conditions, including the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices for oil;

•	level of oil and gas production;

•	government policies regarding the exploration for, and production and development of, oil and gas reserves;

•	level of taxation relating to the energy industry, including taxation of consumption of energy sources; and

•	weather conditions.

The markets for oil and gas have historically been volatile and are likely to continue to be so in the future.

The high fixed costs of our operations could result in operating losses.

      Our business has high fixed costs. As a result, any significant downtime or low productivity caused by reduced demand, weather interruptions, equipment failures, permit delays or other causes could adversely affect our results of operations.

Our revenues are subject to fluctuations that are beyond our control which could adversely affect our results of operations in any financial period.

      Our operating results vary in material respects from quarter to quarter and will continue to do so in the future. Factors that cause variations include the timing of the receipt and commencement of contracts for data acquisition, permit delays, weather delays and crew productivity. Combined with our high fixed costs, these revenue fluctuations could produce unexpected adverse results of operations in any fiscal period.

Our operations are subject to weather conditions which could adversely affect our results of operations.

      Our seismic data acquisition operations could be adversely affected by inclement weather conditions. Delays associated with weather conditions could adversely affect our results of operations. However, we have attempted to reduce these effects through the negotiation of weather protection agreements. See “Business — Contracts.”

Our operations are subject to delays related to obtaining land access rights of way from third parties which could affect our results of operations.

      Our seismic data acquisition operations could be adversely affected by our inability to obtain timely right of way usage from both public and private land and/or mineral owners. Delays associated with obtaining such rights of way could negatively affect our results of operations.

We face intense competition in our business.

      The acquisition and processing of seismic data for the oil and gas industry is a highly competitive business in the United States. Our competitors include companies with financial resources that are significantly greater than our own as well as companies of comparable and smaller size. See “Business — Competition.”

We may be unable to attract and retain key employees which could adversely affect our business.

      Our success depends upon attracting and retaining highly skilled professionals and other technical personnel. A number of our employees are highly skilled scientists and highly trained technicians, and our failure to continue to attract and retain such individuals could adversely affect our ability to compete in the seismic services industry. We may confront significant and potentially adverse competition for key personnel, particularly during periods of increased demand for seismic services.

Capital requirements for our operations are large and our ability to finance these requirements could be affected.

      Our sources of working capital are limited. We have historically funded our working capital requirements with cash generated from operations, cash reserves and short term borrowings from commercial banks. In the past, we have also funded our capital expenditures and other financing needs through public equity offerings. Our working capital requirements continue to increase, primarily due to the expansion of our infrastructure. If we were to expand our operations at a rate exceeding operating cash flow, or if current demand or pricing of geophysical services were to decrease substantially, additional financing could be required. There is no assurance that additional financing could or would occur. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Technological change in our business creates risks of technological obsolescence and requirements for future capital expenditures which we may not be able to meet.

      Seismic data acquisition and processing technologies historically have progressed rather rapidly and we expect this progression to continue. Our strategy is to regularly upgrade our data acquisition and processing equipment to maintain our competitive position. However, due to potential advances in technology and the related costs associated with such technological advances, no assurance can be given that we will be able to fulfill this strategy, thus possibly affecting our ability to compete.

We operate under hazardous conditions that subject us to risk of damage to property or personal injuries and may interrupt our business.

      Our business is subject to the general risks inherent in land-based seismic data acquisition activities. Our activities are often conducted in remote areas under extreme weather and other dangerous conditions. These operations are subject to risks of injury to personnel and equipment. Our crews are mobile, and equipment and personnel are subject to vehicular accidents. We use diesel fuel which is classified by the U.S. Department of Transportation as a hazardous material. To date, we have not suffered any material losses of equipment, but there can be no assurance that we will not experience such losses in the future.

      In addition, we could be subject to personal injury or real property damage claims in the normal operation of our business. Such claims may not be covered under the indemnification provisions in our master service agreements to the extent that the damage was due to our negligence, gross negligence or intentional misconduct. We have not experienced any material loss from these types of claims to date.

      We carry insurance in amounts which we consider adequate on the principal items of our equipment. We do not carry insurance against certain risks, including business interruption resulting from equipment losses or weather delays. We obtain insurance against certain property and personal casualty risks and other risks when such insurance is available and when our management considers it advisable to do so. Such coverage is not always available or applicable and, when available, is subject to unilateral cancellation by the insuring companies on very short notice.

Our business is subject to governmental regulation which may adversely affect our future operations.

      Our operations are subject to a variety of federal, state and local laws and regulations, including laws and regulations relating to the protection of the environment and archeological sites. We are required to expend financial and managerial resources to comply with such laws and related permit requirements in our operations, and we anticipate that we will continue to be required to do so in the future. Although such expenditures historically have not been material to us, the fact that such laws or regulations change frequently makes it impossible for us to predict the cost or impact of such laws and regulations on our future operations. The adoption of laws and regulations that have the effect of reducing or curtailing exploration and production activities by energy companies could also adversely affect our operations by reducing the demand for our services.

Certain provisions of our charter and bylaws and our shareholder rights plan may make it difficult for a third party to acquire us.

      Our articles of incorporation and bylaws contain provisions that authorize the issuance of preferred stock and establish advance notice requirements for director nominations and actions to be taken at shareholder meetings. These provisions could discourage or impede a tender offer, proxy contest or other similar transaction involving control of us. In addition, we have adopted a shareholder rights plan that would likely discourage a hostile attempt to acquire control of us.

Failure to spend or invest the proceeds of this offering in an effective manner could adversely affect our business.

      We have no current specific allocations for approximately $13 million of the aggregate net proceeds to be derived from this offering. Consequently, our board of directors and management will have substantial flexibility and broad discretion in applying this portion of the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. The failure by management to apply such funds effectively could have a material adverse effect on our business and financial condition. We generally intend to use the unallocated net proceeds of this offering for general corporate purposes, which may include further expansions of our seismic data acquisition operations and maintenance capital requirements. Pending such uses, we intend to invest the unallocated net proceeds of this offering in short-term investments.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents we incorporate by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “forecast,” “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements.

      These forward-looking statements are made based upon our management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements as a result of certain factors, including but not limited to dependence upon energy industry spending, the volatility of oil and gas prices, weather interruptions, ability to obtain land access rights of way and the availability of capital resources.

      Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” and elsewhere in this prospectus and the documents we incorporate by reference herein.

USE OF PROCEEDS

      We estimate that our net proceeds from this offering will be approximately $   million, or approximately $   million if the underwriter’s over-allotment option is exercised in full, in each case after deducting underwriting discounts and the estimated offering expenses.

      We intend to use our proceeds from this offering for the following:

•	approximately $8 million to complete the funding of our fiscal 2004 seismic data acquisition crew expansions;

•	approximately $9 million to field a tenth seismic data acquisition crew in January 2005; and

•	the balance of approximately $13 million for general corporate purposes which may include further expansions of our seismic data acquisition operations and maintenance capital requirements.

      The amount and timing of our actual expenditures for general corporate purposes will vary significantly depending on a number of factors, including such factors as the amount of cash generated by our operations. Accordingly, our management will have broad discretion in the application of the unallocated portion of the net proceeds generated from this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these proceeds. Pending our use of the net proceeds we receive from this offering, we may invest such proceeds in short-term investments.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock is quoted on the Nasdaq National Market under the symbol “DWSN.” The following table shows the high and low per share sale prices for our common stock as reported on The Nasdaq National Market for the periods indicated.

	Price Range of
	Common Stock

	High	Low

Year Ended September 30, 2003
First Quarter	$7.18	$4.95
Second Quarter	$7.23	$5.20
Third Quarter	$8.53	$6.34
Fourth Quarter	$8.40	$6.56
Year Ended September 30, 2004
First Quarter	$8.54	$6.46
Second Quarter	$12.47	$7.62
Third Quarter	$22.39	$12.00
Fourth Quarter	$26.24	$16.82
Year Ended September 30, 2005
First Quarter (through December 10, 2004)	$27.66	$17.13

      On December 10, 2004, the last sale price of the common stock as reported on The Nasdaq National Market was $21.57 per share. At the close of business on December 10, 2004, there were approximately 200 holders of record of our common stock.

      Since our initial public offering in 1981, we have not declared or paid any dividends on our common stock. We presently intend to retain earnings for use in our operations and to finance our business. Any change in our dividend policy is within the discretion of our board of directors and will depend, among other things, on our earnings, debt service and capital requirements, restrictions in financing agreements, if any, business conditions and other factors that our board of directors deems relevant.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2004 on a historical basis and on an as adjusted basis. The as adjusted basis reflects our receipt of estimated net proceeds of $           million from our sale of shares of common stock in this offering, after deducting underwriting discounts and estimated offering expenses, and the application of those net proceeds as described in “Use of Proceeds.”

      The as adjusted column does not include the exercise of the underwriter’s over-allotment option of 225,000 shares. You should read this table together with “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included elsewhere in this prospectus.

	September 30, 2004

	Historical	As Adjusted

	(In thousands,
	except share data)
Long-term debt, less current maturities	$—		$—
Stockholders’ equity:
Preferred Stock, par value $1.00 per share:
5,000,000 shares authorized, none issued or outstanding	—		—
Common Stock, par value $0.33 1/3 per share:
10,000,000 shares authorized, 5,633,794 shares issued and outstanding; shares issued and outstanding as adjusted(1)	1,878
Additional paid-in capital	39,949
Other comprehensive income, net of tax	(28)
Retained earnings	8,483

Total stockholders’ equity	$50,282	$

Total capitalization	$50,282	$

(1)	Excludes 227,000 shares reserved for issuance upon exercise of employee stock options at September 30, 2004.

SELECTED FINANCIAL DATA

      The following selected financial data for the three fiscal years ended September 30, 2004 was derived from the audited financial statements of the Company. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and notes thereto and the other financial data included elsewhere in this Prospectus.

	Year Ended September 30,

	2002	2003	2004

	(In thousands, except
	per share and operating data)
Statement of Operations Data:
Operating revenues	$36,078	$51,592	$69,346
Operating costs:
Operating expenses	33,205	46,151	55,618
General and administrative	2,006	2,421	2,675
Depreciation	4,233	4,404	4,653
Income (loss) from operations	(3,366)	(1,384)	6,400
Other income:
Interest income	507	328	177
Other	96	209	505
Income (loss) before income tax	(2,763)	(847)	7,082
Income tax benefit (expense):
Current	400	—	(96)
Deferred	71	(52)	1,632
Net income (loss)	(2,292)	(899)	8,618
Net Income (loss) per share assuming dilution	$(0.42)	$(0.16)	$1.53
Operating Data (at period end):
Number of working crews	5	6	9
Available recording channels	22,720	26,400	38,742
Other Financial Data:
EBITDA	$1,470	$3,557	$11,735
Capital Expenditures	2,047	6,153	13,899

      The following table sets forth a summary of our balance sheet data as of September 30, 2004 on a historical basis and on an as adjusted basis to reflect our receipt of estimated net proceeds of $      million from our sale of shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of those net proceeds.

	At September 30, 2004

	Historical	As Adjusted

	(In thousands)
Balance Sheet Data (at period end):
Working capital	$18,659	$
Net property, plant and equipment	29,975
Total assets	56,759
Long-term debt	—		—
Stockholders’ equity	50,282

Non-GAAP Financial Measure

      We define EBITDA as net income plus interest expense, income taxes and depreciation and amortization expense. We use EBITDA as a supplemental financial measure to assess:

•	the financial performance of our assets without regard to financing methods, capital structures, taxes or historical cost basis;

•	our liquidity and operating performance over time, and in relation to other companies that own similar assets and that we believe calculate EBITDA in a manner similar to us; and

•	the ability of our assets to generate cash sufficient for us to pay potential interest costs.

      We also understand that such data is used by investors to assess our performance. However, the term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. When assessing our operating performance or our liquidity, you should not consider this data in isolation or as a substitute for our net income, cash flow from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. In addition, our EBITDA may not be comparable to EBITDA or similar titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. Further, the results presented by EBITDA cannot be achieved without incurring the costs that the measure excludes: interest, taxes, depreciation and amortization.

      The following table reconciles our EBITDA to our net income:

	Year Ended September 30,

	2002	2003	2004

	(In thousands)
Net income (loss)	$(2,292)	$(899)	$8,618
Depreciation	4,233	4,404	4,653
Income tax benefit (expense)	(471)	52	(1,536)

EBITDA	$1,470	$3,557	$11,735

      The following table reconciles our EBITDA to our net cash provided by operating activities:

	Year Ended September 30,

	2002	2003	2004

	(In thousands)
Net cash provided by operating activities	$3,628	$1,244	$8,812
Changes in working capital items and other	(1,541)	2,342	3,072
Non-cash adjustments to income	(217)	(29)	(245)
Current income tax (benefit) expense	(400)	—	96

EBITDA	$1,470	$3,557	$11,735

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our financial statements and related notes thereto included elsewhere in this prospectus. Portions of this document that are not statements of historical or current fact are forward-looking statements. This discussion contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objections, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause our actual results to differ materially from those anticipated include those discussed in “Risk Factors,” as well as those discussed elsewhere. See “Risk Factors” and “Forward-Looking Statements.”

Overview

      Our return to profitability in fiscal 2004 after several years of losses is directly related to an increase in the level of exploration for domestic oil and natural gas reserves by the petroleum industry since 2003. The increased level of exploration is a function of higher prices for oil and natural gas. As a result of the increase in domestic exploration spending, we have experienced an increased demand for our seismic data acquisition and processing services. While we can make no assurances as to future levels of domestic exploration or commodity prices, we believe opportunities exist for us to expand our position as the leading provider of seismic data acquisition services in the lower 48 states of the United States.

      We continue to focus on increasing revenues and profitability. Our revenues are affected by the level of client demand for our services, the pricing for our services that we negotiate with our clients and the productivity of our data acquisition crews, including crew downtime related to inclement weather or delays in acquiring land access permits. Consequently, our successful efforts to negotiate more favorable weather protection provisions in our supplemental service agreements, to mitigate access permit delays and to improve overall crew productivity may contribute to growth in our revenues. Although our clients may cancel their supplemental service agreement with us on short notice, we believe we currently have a sufficient order book to sustain operations at full capacity well into fiscal 2005.

Fiscal 2004 Highlights

      Our financial performance for fiscal 2004 significantly improved when compared to our financial performance for fiscal 2003 due to the following principal factors:

•	In response to increased utilization, we added capacity to existing crews and fielded three additional data acquisition crews. These additions, funded primarily from cash flow and cash reserves, helped increase our revenues during fiscal 2004.

•	As a result of increased demand for our services, we experienced price improvements and more favorable contract terms in our agreements with clients. These factors helped improve our revenues during fiscal 2004.

•	Approximately $0.29 per share of our earnings for fiscal 2004 were due to a deferred income tax benefit resulting from our elimination of a valuation allowance on a deferred tax asset generated from net operating loss carryforwards. We believe that our past five profitable quarters and a continued favorable environment for our services now will enable us to use the deferred tax asset.

Fiscal Year Ended September 30, 2004 Versus Fiscal Year Ended September 30, 2003

      Operating Revenues. Our operating revenues increased 34% from $51,592,000 in fiscal 2003 to $69,346,000 in fiscal 2004 as a result of increased demand for our services, price improvements in the markets for our services and the negotiation of favorable contract provisions. We began fiscal 2004 with six data acquisition crews. The seventh crew was added in March and the eighth and ninth crews were fielded in the fourth quarter of fiscal 2004. Approximately $375,000 of our revenue is related to a negotiated release from contract performance by one customer. The release was at the request of the client and did not involve any performance issues.

      Operating Costs. Our operating expenses increased 21% from $46,151,000 in fiscal 2003 to $55,618,000 in fiscal 2004 due to the start-up and ongoing expenses of the three new crews added during the year.

      General and administrative expenses were 3.9% of revenues in fiscal 2004 as compared to 4.7% in fiscal 2003. The reduction in the percentage of general and administrative expenses to revenues in fiscal 2004 reflects our relatively fixed operating costs and the increase in our revenues during this period. General and administrative expenses are expected to increase to support expanded field operations and to assimilate Sarbanes-Oxley reporting requirements. In fiscal 2004, we increased our allowance for doubtful accounts by $100,000 in response to the increase in business activity and accounts receivable. Historically, we have had no significant write-offs of trade accounts receivable; however, we believe that it is prudent to increase the allowance for doubtful accounts in response to the business from new customers that the increases in the prices of oil and natural gas have generated.

      We recognized $4,653,000 of depreciation expense in fiscal 2004 as compared to $4,404,000 in fiscal 2003. Our depreciation expense is expected to increase in fiscal 2005 as a result of our significant capital expenditures in fiscal 2004. Approximately 39% of the fiscal 2004 capital expenditures occurred in the fourth quarter. During fiscal 2005, we will reflect a full year of depreciation expense for these fourth quarter 2004 capital expenditures.

      Our total operating costs for fiscal 2004 were $62,946,000, an increase of 19% from fiscal 2003 primarily due to the factors described above.

      Taxes. Because of our past five profitable quarters and the continued favorable environment for our services, we believe that we will now be able to fully use our net operating loss carryforwards. Approximately $0.29 per share of our reported earnings for fiscal 2004 resulted from a deferred income tax benefit resulting from the elimination of a valuation allowance on our deferred tax asset generated from these net operating loss carryforwards. Current tax expense reflects alternative minimum tax (“AMT”) calculated on net income not eligible for offset by AMT loss carryforwards.

Fiscal Year Ended September 30, 2003 Versus Fiscal Year Ended September 30, 2002

      Operating Revenues. Our operating revenues increased 43% from $36,078,000 in fiscal 2002 to $51,592,000 in fiscal 2003 principally as a result of increased demand for our services. We began fiscal 2003 with five crews and increased to six operating crews in November. During the months of May, June and July, our production was severely impaired by rain and we operated five crews during this time. During fiscal 2003, we saw slight price improvements for our services and were able to maintain the price improvements gained in fiscal 2002.

      Operating Costs. Our operating expenses increased 39% in fiscal 2003 as compared to fiscal 2002 due to the start up expenses associated with activating a crew, our expanded operations geographically within the contiguous United States and an increased demand for dynamite energy sources, which require an expensive drilling component, and for the use of helicopters to achieve efficient operations. The last two factors are reimbursable out-of-pocket expenses and are reported in both our revenue and expense lines.

      Our general and administrative expenses were 4.7% of revenues in fiscal 2003 as compared to 5.5% in fiscal 2002. We increased our allowance for doubtful accounts by $60,000 in fiscal 2003 in response to working for new clients in new areas. However, relatively favorable prices for crude oil and natural gas benefited our clients and, therefore, helped us in the collection of accounts receivable.

      We recognized $4,404,000 of depreciation expense in fiscal 2003, an increase of 4% from fiscal 2002. The increase in depreciation expense reflects our increase in capital expenditures during fiscal 2003 and 2002, principally for recording equipment.

      Our total operating costs for fiscal 2003 were $52,976,000, an increase of 34.3% from fiscal 2002 primarily due to the factors described above. The year over year increase in our revenues of 43% as compared to the year over year increase in our operating expenses of 39% reflects the high proportion of relatively fixed total operating expenses, including personnel costs of active crews, inherent in our business.

      Taxes. We recorded a deferred tax expense due to an increase in the income tax valuation allowance. The tax expense is related to the tax effect of the unrealized loss on investments recorded in other comprehensive income.

Liquidity and Capital Resources

      Cash Flows. Net cash provided by operating activities was $8,813,000 for fiscal 2004, $1,244,000 for fiscal 2003 and $3,628,000 for fiscal 2002. These amounts primarily reflect results of operations offset by changes in working capital components. The increase in cash provided by operating activities in fiscal 2004 resulted primarily from the increase in net income.

      Net cash used in investing activities was $9,571,000 in fiscal 2004 and $6,657,000 in fiscal 2002. Net cash provided from investing activities was $836,000 in fiscal 2003. These results primarily represent capital expenditures and activity in the short-term investment portfolio. Capital expenditures were made with cash generated from operations and short-term investments.

      Net cash provided by financing activities in fiscal 2004 was $957,000 and reflects proceeds from the exercise of stock options by officers and other key employees.

      Capital Expenditures. Capital expenditures during fiscal 2004 were $13,889,000, which was used to acquire additional recording channels, energy source units, three new seismic data acquisition crews and maintenance capital requirements.

      We have budgeted capital expenditures of approximately $20 million in fiscal year 2005, of which approximately 40% will be used to complete the fiscal 2004 crew expansions, approximately 45% will be used to add a tenth seismic data acquisition crew in January 2005 and the remainder will be used for maintenance capital requirements.

      We continually strive to supply market demand with technologically advanced 3-D seismic data acquisition recording systems and leading edge data processing capabilities. We maintain equipment in and out of service in anticipation of increased future demand for our services.

      Capital Resources. Historically, we have primarily relied on cash generated from operations, cash reserves and short term borrowings from commercial banks to fund our working capital requirements and, to some extent, capital expenditures. In the past, we have also funded our capital expenditures and other financing needs through public equity offerings.

      We believe that our capital resources, including our short-term investments and cash flow from operations are adequate to meet our current operational needs. We believe we will be able to finance our fiscal 2004 capital requirements through these same sources and by securing a line of credit from a commercial bank. On November 18, 2004, we received a commitment letter from a bank for a revolving line of credit of up to $10 million to be secured by our accounts receivable. The commitment letter is subject to conditions, including that we negotiate a loan agreement acceptable to the bank and to us. We cannot assure you that we will be able to satisfy these conditions or obtain the line of credit. We are also evaluating other financing sources. Other than the commitment letter discussed above, we do not currently have any financing arrangements.

Off-Balance Sheet Arrangements

      As of September 30, 2004, we had no off-balance sheet arrangements.

Effect of Inflation

      We do not believe that inflation has had a material effect on our business, results of operations or financial condition during the past three years.

Critical Accounting Policies

      The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make certain assumptions and estimates that affect the reported amounts of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of assumptions and estimates inherent in the reporting process, actual results could differ from those estimates.

      Revenue Recognition. Our services are provided under cancelable service contracts. In the case of a cancelled service contract, we recognize revenue and bill our client for services performed up to the date of cancellation. We also receive reimbursements for certain out-of-pocket expenses under the terms of our service contracts. We record amounts billed to clients in revenue at the gross amount including out-of-pocket expenses that are reimbursed by the client.

      In some instances, we bill clients in advance of the services performed. In those cases, we recognize the liability as deferred revenue.

      Allowance for Doubtful Accounts. We prepare our allowance for doubtful accounts receivable based on our past experience of historical write-offs, our current customer base and our review of past due accounts. The inherent volatility of the energy industry’s business cycle can cause swift and unpredictable changes in the financial stability of our customers.

      Impairment of Long-lived Assets. We review long-lived assets for impairment when triggering events occur suggesting deterioration in the assets recoverability or fair value. Recognition of an impairment charge is required if future expected net cash flows are insufficient to recover the carrying value of the asset. Our forecast of future cash flows used to perform impairment analysis includes estimates of future revenues and future gross margins. If we are unable to achieve these cash flows, our estimates would be revised potentially resulting in an impairment charge in the period of revision.

      Depreciable Lives of Property, Plant and Equipment. Our property, plant and equipment are capitalized at historical cost and depreciated over the useful life of the asset. Our estimation of this useful life is based on circumstances that exist in the seismic industry and information available at the time of the purchase of the asset. As circumstances change and new information becomes available, these estimates could change. We amortize these capitalized items using the straight-line method.

      Stock Based Compensation. In accordance with the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” we do not record compensation for stock options or other stock-based awards that are granted to employees or non-employee directors with an exercise price equal to or above the common stock market price on the grant date.

Recently Issued Accounting Pronouncements

      The Financial Accounting Standards Board (FASB) has announced it will require all public companies to expense the fair value of employee stock awards. The final requirements will be effective for fiscal years beginning after December 31, 2004. The impact to our financial statements will be in the form of additional compensation expense upon the award of any stock options. The amount of the compensation expense we will recognize is dependent on the value of our common stock and the number of options we award.

Quantitative and Qualitative Disclosure About Market Risk

      The primary sources of market risk include fluctuations in commodity prices which affect demand for and pricing of our services and interest rate fluctuations. At September 30, 2004, we had no indebtedness. Our short-term investments were fixed-rate and we do not necessarily intend to hold them to maturity, and therefore, the short-term investments expose us to the risk of earnings or cash flow loss due to changes in market interest rates. As of September 30, 2004, the carrying value of our investments approximates fair value. We have not entered into any hedge arrangements, commodity swap agreements, commodity futures, options or other derivative financial instruments. We do not currently conduct business internationally, so we are generally not subject to foreign currency exchange rate risk.

BUSINESS

General

      Dawson Geophysical Company is the leading provider of onshore seismic data acquisition services in the United States. Founded in 1952, we acquire and process 2-D, 3-D and multi-component seismic data for our clients, ranging from major oil and gas companies to independent oil and gas operators as well as providers of multi-client data libraries. Our clients rely on seismic data to identify areas where subsurface conditions are favorable for the accumulation of hydrocarbons, as well as to optimize the development and production of hydrocarbon reservoirs. During fiscal 2004, substantially all of our revenues were derived from 3-D seismic data acquisition operations.

      We operate nine 3-D seismic data acquisition crews in the lower 48 states of the United States, and a seismic data processing center. We market and supplement our services from our headquarters in Midland, Texas and from additional offices in Houston, Denver and Oklahoma City. Our geophysicists perform data processing in our Midland and Houston offices and our field operations are supported from our field office facility in Midland. The results of a seismic survey conducted for a client belong to that client. To avoid potential conflicts of interest with our clients, we do not acquire seismic data for our own account nor do we participate in oil and gas ventures.

      In fiscal year 2003, higher commodity prices led to a significant increase in the level of spending for domestic exploration and development of oil and natural gas reserves. This resulted in greater demand for newly-acquired seismic data by many oil and gas companies. These factors and changes in the competitive landscape in our market enabled us to expand our data acquisition and processing capacity by adding new personnel with technical and operational expertise to our existing highly skilled workforce. We believe these additions fortified our position as the leading provider of onshore seismic data acquisition services in the United States and resulted in increased market share in terms of the number of active crews operating in the lower 48 states. We accelerated this expansion during fiscal 2004 with the addition of three data acquisition crews, increased recording capacity company-wide and improvements to our data processing center. We anticipate further growth in fiscal 2005 and plan to add our tenth data acquisition crew in January 2005. These expansions are in response to continued demand for our high-resolution 3-D seismic services as well as our clients’ recognition of our technical and operational expertise.

Business Strategy

      Our strategy is to maintain our leadership position in the U.S. onshore market. Key elements of our strategy include:

•	Attracting and retaining skilled and experienced personnel for our data acquisition and processing operations;

•	Providing integrated in-house services necessary in each phase of seismic data acquisition and processing, including project design, land access permitting, surveying and related support functions as well as continuing the enhancement of our in-house health, safety and environmental program;

•	Maintaining the focus of our operations solely on the domestic onshore seismic market;

•	Continuing to operate with conservative financial discipline;

•	Updating our capabilities to incorporate advances in geophysical and supporting technologies; and

•	Acquiring equipment to expand the recording capacity on each of our existing crews and equipping additional crews as customer demand dictates.

Business Description

      Geophysical Services Overview. Technological advances in seismic equipment and computing allow the seismic industry to economically acquire and process immense volumes of seismic data which produce more precise images of the earth’s subsurface. The industry refers to this process of data acquisition, processing and subsequent interpretation of the processed data as the 3-D seismic method. Geophysicists use computer workstations to interpret 3-D data volumes, identify subsurface anomalies and generate a geologic model of subsurface features.

      3-D seismic data are used in the exploration for new reserves and enable oil and gas companies to better delineate existing fields and to augment their reservoir management techniques. Benefits of incorporating high resolution 3-D seismic surveys into exploration and development programs include reducing drilling risk, decreasing oil and gas finding costs and increasing the efficiencies of reservoir location, delineation and management. In order to meet the requirements necessary to fully realize the benefits of 3-D seismic data, there is an increasing demand for improved data quality with greater subsurface resolution. We are prepared to meet such demands with the implementation of improved techniques and evolving technology. One such technique is the integration of energy source distribution and an increase in the number of recording channels with high-end data processing sequences through proper survey design. Our geophysicists perform these design tasks.

      We continue to pursue the use of more sophisticated technologies. We have been involved in the acquisition and processing of several projects that involve the use of three-component (3-C) and converted wave (C-wave) seismic data. Both 3-C and C-wave seismic data utilize shear wave information in some form. Shear waves are another type of seismic energy propagation, analysis of which may allow for a more detailed picture of the earth’s subsurface. Our equipment includes energy sources and geophones capable of generating and recording shear waves.

      Data Acquisition. The seismic survey begins at the time a client requests that we formulate a proposal to acquire seismic data on its behalf. Geophysicists then assist the client in designing the specifications of the proposed 3-D survey. If the client accepts our proposal, a permit agent then obtains access right of way from the landowners where the survey is to be conducted.

      Utilizing electronic surveying equipment, survey personnel precisely locate the energy source and receiver positions from which the seismic data are collected. We utilize the satellite global positioning system, known as GPS, to properly locate the seismic survey grid. We primarily use vibrator energy sources, each of which weighs 50,000 to 62,000 pounds, but occasionally we detonate dynamite charges placed in drill holes below the earth’s surface to generate seismic energy. We use third party contractors for the drilling of holes, handling and placement of dynamite charges.

      In 2000, we had an operating capacity of six land-based seismic data acquisition crews with an aggregate recording channel count of approximately 20,000 and 52 vibrator energy source units. We currently own equipment for nine crews and 70 vibrator energy source units and have capacity in excess of 38,000 recording channels, any of which may be configured to meet the demands of specific survey designs. Each crew consists of approximately 60 technicians, 25 associated vehicles with off-road capabilities, 50,000 to 100,000 geophones, a seismic recording system, energy sources, electronic cables and a variety of other equipment. We operate nine Input/ Output System Two® recording systems, four with radio capability and five cable-based systems.

      Client demand for more recording channels continues to increase as the industry strives for improved data quality with greater subsurface resolution. We believe our ability to deploy a large number of recording channels provides us with the competitive advantages of operational versatility and increased productivity, in addition to improved data quality.

      Data Processing. We currently operate a computer center located in Midland, Texas and provide additional processing services through our Houston office. Such data processing primarily involves the enhancement of seismic data by improving reflected signal resolution, removing ambient noise and establishing proper spatial relationships of geological features. The data are then formatted in such a manner that computer graphic technology may be employed for examination and interpretation of the data by the user.

      We continue to improve data processing efficiency and accuracy with the addition of improved processing software and high-speed computer technology. We purchase, develop or lease, under non-exclusive licensing arrangements, seismic data processing software.

      Our computer center processes seismic data collected by our crews, as well as by other geophysical contractors. In addition, we reprocess previously recorded seismic data using current technology to enhance the data quality. Our processing contracts may be awarded jointly with, or independently from, data acquisition services. Data processing services comprise a small portion of our overall revenues.

      Integrated Services. We maintain integrated in-house operations necessary to the development and completion of seismic surveys. Our experienced personnel have the capability to conduct or supervise the seismic survey design, permitting, surveying, data acquisition and processing functions for each seismic program. In-house support operations include a health, safety and environmental program as well as facilities for automotive repair, automotive paint and body repair, electronics repair, electrical engineering and software development. In addition, we maintain a fleet of tractor trailers to transport our seismic acquisition equipment to our survey sites. We believe that maintaining these functions in-house contributes to better quality control and improved efficiency in our operations. Our clients generally undertake to provide their own interpretation of the seismic data provided by us.

Equipment Acquisition and Capital Expenditures

      We monitor and evaluate advances in geophysical technology and commit capital funds to purchase equipment we deem most promising in order to maintain our competitive position. Purchasing new assets and continually upgrading capital assets require a continuing commitment to capital spending. For fiscal year 2004, we made capital expenditures of $13,889,000 to fund the deployment of three new data acquisition crews, expand the capacity of existing crews, improve our data processing center and meet other necessary operational capital expenses. We have an approved budget of $20 million for fiscal 2005 to fund the remainder of the fiscal 2004 expansions, add a tenth data acquisition crew in January and meet other necessary operational capital requirements.

Clients

      Our services are marketed by supervisory and executive personnel who contact clients to determine geophysical needs and respond to client inquiries regarding the availability of crews or processing schedules. These contacts are based principally upon professional relationships developed over a number of years.

      Our clients range from major oil companies to small independent oil and gas operators and also include providers of multi-client data libraries. The services we provide to our clients vary according to the size and needs of each client. We believe that the loss of any one of our clients would not have a material impact on our business. During 2004, sales to our two largest clients represented 17% and 12% of our revenues, respectively. The largest client acts as an agent for other entities that are the actual purchasers of our services. Sales to each of the actual purchasers represented less than 10% of our total revenues. Because of our relatively large client base, our largest clients have varied from year to year.

      In order to avoid potential conflicts of interest with our clients, we do not acquire data for our own account or for future sale, maintain any multi-client data library or participate in oil and gas ventures. The results of a seismic survey conducted for a client belong to that client. It is also our policy that none of our officers, directors or employees participate in any oil and gas venture. All of our clients’ information is maintained in strictest confidence.

Contracts

      Our services are conducted under master service contracts with our clients. These master service contracts define certain obligations for us and for our clients. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party on short notice, is entered into for every project. The supplemental agreements are either “turnkey” agreements that provide for a fixed fee to be paid to us for each unit of data acquired, or “term” agreements that provide for a fixed hourly, daily or monthly fee during the term of the project or projects. Turnkey agreements generally provide us more profit potential, but involve more risks because of the potential of crew downtime or operational delays. We attempt to negotiate on a project by project basis, some level of weather downtime protection within the turnkey agreements. Under the term agreements, we forego an increased profit potential in exchange for a more consistent revenue stream with improved protection from crew downtime or operational delays.

      We currently operate under both turnkey and term supplemental agreements. Currently, the majority of our supplemental agreements are turnkey agreements.

Competition

      The acquisition and processing of seismic data for the oil and gas industry is a highly competitive business in the United States. Contracts for such services generally are awarded on the basis of price quotations, crew experience and availability of crews to perform in a timely manner, although factors other than price, such as crew safety performance history, technological and operational expertise are often determinative. Our competitors include companies with financial resources that are significantly greater than our own as well as companies of comparable and smaller size. Since the departure of our principal competitor, Western GECO, a subsidiary of Schlumberger N.V., from our market in 2003, our primary competitors have been Veritas DGC, Petroleum Geo Services, Trace Energy Services, Quantum Geophysical and Tidelands Geophysical.

Employees

      We employ approximately 567 persons, of which 508 are engaged in providing energy sources and acquiring data, 9 are engaged in data processing, 11 are administrative personnel, 30 are engaged in equipment maintenance and transport and 9 are executive officers. Of the employees listed above, 10 are geophysicists. Our employees are not represented by a labor union. We believe we have good relations with our employees.

MANAGEMENT

Executive Officers and Directors

      The following table identifies our executive officers and directors and indicates their ages and positions as of December 1, 2004:

Name	Age	Position

L. Decker Dawson	84	Chairman of the Board of Directors and Chief Executive Officer
Stephen C. Jumper	43	President, Chief Operating Officer and Director
Howell W. Pardue	68	Executive Vice President and Director
C. Ray Tobias	47	Executive Vice President and Director
Christina W. Hagan	49	Executive Vice President, Secretary, Treasurer and Chief Financial Officer
Edward L. Huff	67	Senior Vice President
Frank D. Brown	49	Vice President
K. S. Forsdick	53	Vice President
A. Mark Nelson	44	Vice President
Paul H. Brown	73	Director
Gary M. Hoover, Ph.D.	64	Director
Tim C. Thompson	70	Director
Calvin J. Clements	83	Director
Matthew P. Murphy	74	Director

      Our next annual meeting of stockholders will be held on January 25, 2005. Our Board of Directors has authorized a reduction in the size of our Board to five members, effective as of such date, as permitted by our bylaws. Calvin J. Clements and Matthew P. Murphy are retiring from our Board of Directors as of January 25, 2005. Howell W. Pardue and C. Ray Tobias are expected to continue to serve us as executive officers; however, they are not nominated for election as directors at our next annual meeting of stockholders due to the reduction in the size of our Board to five members.

      Set forth below is biographical information for our executive officers and directors.

      L. Decker Dawson. Mr. Dawson founded our company in 1952. He served as our President until being elected as Chairman of our Board of Directors and Chief Executive Officer in January 2001. Prior to 1952, Mr. Dawson was a geophysicist with Republic Exploration Company, a geophysical company. Mr. Dawson served as President of the Society of Exploration Geophysicists form 1989 to 1990, received its Enterprise Award in 1997 and was awarded honorary membership in 2002. He was Chairman of the Board of Directors of the International Association of Geophysical Contractors in 1981 and is an honorary life member of such association. He was inducted into the Permian Basin Petroleum Museum’s Hall of Fame in 1997.

      Stephen C. Jumper. Mr. Jumper, a geophysicist, joined us in 1985, was elected Vice President of Technical Services in September 1997 and was subsequently elected our President and Chief Operating Officer and Director in January 2001. Prior to 1997, Mr. Jumper served us as manager of technical services with an emphasis on 3-D processing. Mr. Jumper has served the Permian Basin Geophysical Society as Second Vice President in 1991, First Vice President in 1992 and as President in 1993.

      Howell W. Pardue. Mr. Pardue joined us in 1976 as Vice President of Data Processing and Director. Mr. Pardue was elected Executive Vice President of Data Processing in 1997. Prior to joining us, Mr. Pardue was employed in data processing for 17 years by Geosource, Inc. and its predecessor geophysical company.

      C. Ray Tobias. Mr. Tobias joined us in 1990, was elected Vice President in September 1997 and has been an Executive Vice President and Director since January 2001. Mr. Tobias supervises our client relationships and our survey cost quotations to clients. He has served on the Board of Directors of the International Association of Geophysical Contractors and is Past President of the Permian Basin Geophysical Society. Prior to joining us, Mr. Tobias was employed by Geo-Search Corporation where he was an operations supervisor.

      Christina W. Hagan. Ms. Hagan joined us in 1988 and was elected Chief Financial Officer and Vice President in September 1997 and Senior Vice President and Secretary in January 2003. In January 2004, Ms. Hagan was elected Executive Vice President. Prior thereto, Ms. Hagan served as our Controller and Treasurer. Ms. Hagan is a certified public accountant.

      Edward L. Huff. Mr. Huff joined us in 1956, and was elected Vice President in September 1997 and Senior Vice President in January 2004. Prior to his election as Vice President, Mr. Huff served as instrument operator, crew manager and field supervisor for us. He has managed our field operation since 1987.

      Frank D. Brown. Mr. Brown, a geophysicist, joined us in 1988 and was elected Vice President in January 2001. Mr. Brown is responsible for client relationships and submitting survey cost quotations as well as providing survey design services to our clients. He is a past President of the Permian Basin Geophysical Society. Mr. Brown currently serves as Chairman of the Society of Exploration Geophysics Continuing Education Committee. Prior to joining us, Mr. Brown was employed by Permian Exploration Corporation as a geophysicist responsible for acquisition and interpretation projects.

      K. S. Forsdick. Mr. Forsdick joined us in 1993 and was elected Vice President in January 2001. Mr. Forsdick is responsible for soliciting, designing and bidding seismic surveys for prospective clients. Prior to joining us, Mr. Forsdick was employed by grant Geophysical Company and Western Geophysical Company and was responsible for marketing and managing land and marine seismic surveys for domestic and international operations. He has served on the Governmental Affairs Committee of the International Association of Geophysical Contractors.

      A. Mark Nelson. Mr. Nelson joined us in 1993 and was elected Vice President in January 2004. Mr. Nelson has over twenty-five years of seismic experience, holds a masters degree in Environmental Science and is a registered environmental professional. He has also served as the Chairman of the Health, Safety and Environmental Committee of the International Association of Geophysical Contractors and is a member of the National Registry of Environmental Professionals and of the American Society of Safety Engineers.

      Paul H. Brown. Mr. Brown has served us as a director since September 1999. Mr. Brown, an independent management consultant with various companies since May 1998, was President and Chief Executive Officer of WEDGE Energy Group, Inc. from January 1985 to May 1998.

      Gary M. Hoover, Ph.D. Dr. Hoover has served us as a director since December 2002. Prior to his retirement in October 2002, Dr. Hoover was Senior Principal Geophysicist with Phillips Petroleum Company. His responsibilities for the previous ten years with Phillips included geophysical research management, geoscience technology coordination, exploration and production technology consultation and active research into new seismic data acquisition techniques. Dr. Hoover served as Vice President of the Society of Exploration Geophysicists (1990-1991) and received its Life Membership Award in 2000. Dr. Hoover holds a doctorate in physics from Kansas State University.

      Tim C. Thompson. Mr. Thompson has served us as a director since 1995. Mr. Thompson, an independent management consultant with various companies since May 1993, was President and Chief Executive Officer of Production Technologies International, Inc. from November 1989 to May 1993.

      Calvin J. Clements. Mr. Clements has served us as a director since 1972. Prior thereto and until his retirement in 1987, Mr. Clements was employed by us as Vice President of Data Acquisition Operations.

      Matthew P. Murphy. Mr. Murphy has served us as director since 1993. Until his retirement in 1991, Mr. Murphy was employed as an executive of NCNB Texas, now known as Bank of America (and predecessor banks), and from 1986 to 1991, Mr. Murphy served the bank as District Director — West Texas.

DESCRIPTION OF OUR CAPITAL STOCK

      The following description of our capital stock and certain provisions of our articles of incorporation and bylaws is intended as a summary only and is qualified in its entirety by reference to the provisions of our articles of incorporation and bylaws, which are incorporated herein by reference, and to Texas law.

General

      Our authorized capital stock consists of 5,000,000 shares of preferred stock, $1.00 par value per share, and 10,000,000 shares of common stock, $0.33 1/3 par value per share. As of November 26, 2004, there were 5,638,044 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding. The outstanding shares of our common stock are, and the shares of our common stock to be sold by us as described herein will be when issued, fully paid and nonassessable.

Common Stock

      Each share of our common stock has one vote on all matters presented to our shareholders. Since our common stock does not have cumulative voting rights, the holders of more than 50% of our common stock may, if they choose to do so, elect all of the directors and, in that event, the holders of the remaining shares of our common stock will not be able to elect any directors. Subject to the rights and preferences of any preferred stock that may be designated and issued, the holders of our common stock are entitled to dividends when and as declared by our board of directors and are entitled on liquidation to all assets remaining after payment of liabilities, subject to the liquidation preferences of any shares of preferred stock. Our common stock has no preemptive or other subscription rights. There are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

Preferred Stock

      Our preferred stock may be issued in series, and shares of each series shall have such rights and preferences as shall be fixed by our board of directors in the resolution or resolutions authorizing the issuance of that particular series. In designating any series of preferred stock, our board of directors has authority, without further action by the holders of our common stock, to fix the rights, dividend rate, conversion rights, rights and terms of redemption (including any sinking fund provisions) and the liquidation preferences of that series of preferred stock. The issuance of preferred stock by us could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of us. We have no present plans to issue any shares of preferred stock.

Limitation of Director Liability

      Our restated articles of incorporation provide that our directors will have no personal liability to us or our shareholders for monetary damages for breach or alleged breach of our directors’ duty of care. This provision in our restated articles of incorporation does not eliminate our directors’ fiduciary duty of care, and in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief should remain available under Texas law. Furthermore, each of our directors will continue to be subject to liability for (i) a breach of the directors’ duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, (iii) any transaction from which a director derives an improper personal benefit or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. This provision does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Shares Eligible for Future Sale

      Sales of a substantial number of shares of our common stock in the open market after this offering could adversely affect the trading price of our common stock. Upon consummation of this offering, we will have shares of common stock outstanding, excluding 227,000 shares of our common stock issuable upon exercise of outstanding employee stock options. Of such outstanding shares, we estimate that approximately                      shares will be freely tradeable without restriction or further registration under the Securities Act unless purchased by an “affiliate” of us, as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock were acquired in transactions exempt from registration under the Securities Act and are or formerly were “restricted securities” within the meaning of Rule 144 and may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including Rule 144 under the Securities Act.

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year from the later of the date the shares were acquired from us or from an “affiliate” of us, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to the availability of certain public information about us, restrictions on the manner of sale and notice requirements. A person who is not deemed an affiliate of us under the Securities Act, has not been an affiliate during the preceding 90 days and has beneficially owned shares for at least two years from the later of the date the shares were acquired from us or from an “affiliate” of us is entitled to sell such shares under Rule 144(k) without regard to the volume limitations and other restrictions described above.

      We and each of our executive officers and directors have agreed with the underwriter, for a period of 120 days from the date of this prospectus, not to issue, sell, offer, contract to sell, pledge, grant any option to purchase, or otherwise dispose of or transfer any share of our common stock, without the prior written consent of the underwriter. See “Underwriting.”

Shareholder Rights Plan

      On July 13, 1999, our Board of Directors authorized and declared a dividend to the holders of record on July 23, 1999 of one Right (a “Right”) for each outstanding share of our common stock. When exercisable, each Right will entitle the holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Shares”), at an exercise price of $50.00 per Right. The rights are not currently exercisable and will become exercisable only if a person or group acquires beneficial ownership of 20% or more of our outstanding common stock or announces a tender offer or exchange offer, the consummating of which would result in attaining the triggering percentage. We may redeem the Rights for $0.01 per Right at any time prior to the tenth day after the first public announcement of a triggering acquisition.

UNDERWRITING

      Subject to the terms and conditions of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, Raymond James & Associates, Inc., our underwriter, has agreed to purchase from us the number of shares of common stock set forth below:

Number of
Underwriter	Shares

Raymond James & Associates, Inc.

Total	1,500,000

      The underwriting agreement provides that the obligation of the underwriter to purchase and accept delivery of the shares of common stock offered by this prospectus is subject to approval by its counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriter is obligated to purchase and accept delivery of all of the shares of common stock that it has agreed to purchase under the underwriting agreement, if any of the shares of common stock are purchased, other than those covered by the over-allotment option described below.

Commissions and Expenses

      The following table shows the amount per share and total underwriting discounts and commissions we will pay to the underwriter. The amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option.

Total

	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discount to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

      The underwriter proposes to offer the shares of our common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not in excess of $           per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $           per share to other dealers. If all of the shares of our common stock are not sold at the public offering price, the underwriter may change the public offering price and other selling terms. The shares of our common stock are offered by the underwriter as stated in this prospectus, subject to receipt and acceptance by the underwriter. The underwriter reserves the right to reject an order for the purchase of shares of our common stock in whole or in part.

Over-Allotment Option

      We have granted the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase from time to time up to an aggregate of 225,000 additional shares of our common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. If the underwriter exercises this option, the underwriter, subject to certain conditions, will become obligated to purchase these additional shares of our common stock. The underwriter may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the common shares offered in this offering.

Indemnification

      Under our underwriting agreement, we have agreed to indemnify the underwriter (or contribute to losses with respect to) various liabilities, including liabilities under the Securities Act of 1933 for errors and omissions in this prospectus or the registration statement of which this prospectus is a part. However, we will not indemnify the underwriter if the error or omission was the result of information the underwriter supplied to us in writing for inclusion in this prospectus or the registration statement. If we cannot indemnify the underwriter, we have agreed to contribute to payments the underwriter may be required to make in respect of those liabilities. Our contribution would be in the proportion that the proceeds (after underwriting discounts and commissions) that we receive from this offering bear to the proceeds (from underwriting discounts and commissions) that the underwriter receives. If we cannot contribute in this proportion, we will contribute based on the respective faults and benefits, as set forth in the underwriting agreement.

Lock-Up Agreement

      We and each of our executive officers and directors have agreed with the underwriter, for a period of 120 days after the date of this prospectus, not to issue, sell, offer, contract to sell, pledge, grant any option to purchase, or otherwise dispose of or transfer, any share of our common stock or securities convertible into or exchangeable for shares of our common stock (other than pursuant to the over-allotment option granted to the underwriter and pursuant to our equity compensation plans), or file any registration statement with the Securities and Exchange Commission (the “SEC”), without the prior written consent of Raymond James & Associates, Inc. However, Raymond James & Associates, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to this agreement.

Trading Market, Stabilization, Short Positions and Penalty Bids

      Until the offering is completed, rules of the SEC may limit the ability of the underwriter and various selling group members to bid for and purchase our common shares. As an exception to these rules, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	short sales,

•	syndicate covering transactions,

•	imposition of penalty bids, and

•	purchases to cover positions created by short sales.

      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involve the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in the offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriter’s over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

      The underwriter may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriter may purchase shares pursuant to the over-allotment option.

      A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering. To the extent that the underwriter creates a naked short position, it will purchase shares in the open market to cover such position.

      The underwriter may also impose a penalty bid on selling group members. This means that if the underwriter purchases shares in the open market in stabilizing transactions or to cover short sales, the underwriter can require the selling group members that sold those shares as part of this offering to repay the selling concession received by them.

      As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, it may discontinue them without notice at any time. The underwriter may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.

Electronic Distribution

      A prospectus in electronic format may be available on the Internet sites or through other online services maintained by the underwriter or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view the preliminary prospectus and the final prospectus online and, depending upon the underwriter or particular selling group member, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations. In addition, the underwriter participating in this offering may distribute prospectuses electronically.

      Other than the prospectus in electronic format, the information on the underwriter’s or any selling group member’s website and any information contained in any other website maintained by the underwriter or any selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

      The validity of the securities offered in this prospectus will be passed upon for us by Baker Botts L.L.P., Dallas, Texas. Certain matters will be passed upon for the underwriter by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

      The financial statements in this prospectus have been included in reliance on the report of KPMG LLP, independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

      In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at www.sec.gov. We also make available free of charge on our website, at www.dawson3d.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

      We incorporate by reference in this prospectus the documents listed below:

•	our annual report on Form 10-K for the year ended September 30, 2004 filed with the SEC on December 10, 2004;

•	our proxy statement on Schedule 14A filed with the SEC on December 10, 2004; and

•	all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the registration statement (excluding any portions thereof that are deemed to be furnished and not filed).

      You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s web site at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.dawson3d.com, or by writing or calling us at the following address and telephone number:

Dawson Geophysical Company

508 West Wall, Suite 800
Midland, Texas 79701
Attention: Christina W. Hagan
Telephone: (432) 684-3000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and

Stockholders Dawson Geophysical Company:

      We have audited the accompanying balance sheets of Dawson Geophysical Company (the “Company”) as of September 30, 2004 and 2003, and the related statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dawson Geophysical Company as of September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

Midland, Texas
November 11, 2004

DAWSON GEOPHYSICAL COMPANY

BALANCE SHEETS

	September 30,

	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$3,587,000	$3,389,000
Short-term investments	4,130,000	8,623,000
Accounts receivable, net of allowance for doubtful accounts of $199,000 in 2004 and $127,000 in 2003	16,979,000	9,713,000
Prepaid expenses and other assets	440,000	287,000

Total current assets	25,136,000	22,012,000
Deferred tax asset	1,648,000	—
Property, plant and equipment	94,050,000	81,585,000
Less accumulated depreciation	(64,075,000)	(60,805,000)

Net property, plant and equipment	29,975,000	20,780,000

	$56,759,000	$42,792,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,357,000	$931,000
Accrued liabilities:
Payroll costs and other taxes	742,000	478,000
Other	971,000	415,000
Deferred revenue	1,407,000	306,000

Total current liabilities	6,477,000	2,130,000
Stockholders’ equity:
Preferred stock — par value $1.00 per share; 5,000,000 shares authorized, none outstanding	—	—
Common stock — par value $0.33 1/3 per share; 10,000,000 shares authorized, 5,633,794 and 5,487,794 shares issued and outstanding in 2004 and 2003, respectively	1,878,000	1,829,000
Additional paid-in capital	39,949,000	38,931,000
Other comprehensive income, net of tax	(28,000)	37,000
Retained earnings (deficit)	8,483,000	(135,000)

Total stockholders’ equity	50,282,000	40,662,000

	$56,759,000	$42,792,000

See accompanying notes to the financial statements.

DAWSON GEOPHYSICAL COMPANY

STATEMENTS OF OPERATIONS

	Years Ended September 30,

	2004	2003	2002

Operating revenues	$69,346,000	$51,592,000	$36,078,000
Operating costs:
Operating expenses	55,618,000	46,151,000	33,205,000
General and administrative	2,675,000	2,421,000	2,006,000
Depreciation	4,653,000	4,404,000	4,233,000

	62,946,000	52,976,000	39,444,000

Income (loss) from operations	6,400,000	(1,384,000)	(3,366,000)
Other income:
Interest income	177,000	328,000	507,000
Other	505,000	209,000	96,000

Income (loss) before income tax	7,082,000	(847,000)	(2,763,000)
Income tax benefit (expense):
Current	(96,000)	—	400,000
Deferred	1,632,000	(52,000)	71,000

	1,536,000	(52,000)	471,000

Net income (loss)	$8,618,000	$(899,000)	$(2,292,000)

Net income (loss) per common share	$1.55	$(0.16)	$(0.42)

Net income (loss) per common share-assuming dilution	$1.53	$(0.16)	$(0.42)

Weighted average equivalent common shares outstanding	5,558,646	5,484,593	5,462,936

Weighted average equivalent common shares outstanding-assuming dilution	5,631,397	5,484,593	5,462,936

See accompanying notes to the financial statements.

DAWSON GEOPHYSICAL COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock			Accumulated
			Additional	Other	Retained
	Number		Paid-in	Comprehensive	Earnings
	of Shares	Amount	Capital	Income	(deficit)	Total

Balance, September 30, 2001	5,445,794	$1,815,000	$38,711,000		$3,056,000	$43,582,000
Net loss					(2,292,000)	(2,292,000)
Other comprehensive income net of tax:
Unrealized gain on securities:
Unrealized holding gains arising during period				$208,000
Income tax benefit				(71,000)
Other comprehensive income						137,000

Comprehensive income						41,427,000

Issuance of common stock as compensation	21,500	7,000	152,000			159,000

Balance, September 30, 2002	5,467,294	1,822,000	38,863,000	137,000	764,000	41,586,000
Net loss					(899,000)	(899,000)
Other comprehensive income net of tax:
Unrealized loss on securities:
Unrealized holding losses arising during period				(145,000)
Less: Reclassification adjustment for gain included in net income				(7,000)
Income tax expense				52,000

Other comprehensive income				(100,000)		(100,000)

Comprehensive income						40,587,000

Issuance of common stock as compensation	20,500	7,000	68,000			75,000

Balance, September 30, 2003	5,487,794	1,829,000	38,931,000	37,000	(135,000)	40,662,000
Net income					8,618,000	8,618,000
Other comprehensive income net of tax:
Unrealized loss on securities:
Unrealized holding losses arising during period				(126,000)
Less: Reclassification adjustment for gain included in net income				47,000
Income tax expense				14,000

Other comprehensive income				(65,000)		(65,000)

Comprehensive income						49,215,000

Issuance of common stock as compensation	8,500	3,000	107,000			110,000
Exercise of stock options	137,500	46,000	911,000			957,000

Balance, September 30, 2004	5,633,794	$1,878,000	$39,949,000	$(28,000)	$8,483,000	$50,282,000

See accompanying notes to the financial statements.

DAWSON GEOPHYSICAL COMPANY

STATEMENTS OF CASH FLOWS

	Years Ended September 30,

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$8,618,000	$(899,000)	$(2,292,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,653,000	4,404,000	4,233,000
Non-cash compensation	110,000	75,000	159,000
Deferred income tax (benefit) expense	(1,632,000)	52,000	(71,000)
Other	135,000	(46,000)	58,000
Change in current assets and liabilities:
Decrease (increase) in accounts receivable	(7,266,000)	(2,100,000)	1,082,000
Increase in prepaid expenses	(153,000)	(67,000)	(47,000)
Decrease (increase) in income taxes receivable		400,000	(400,000)
Increase (decrease) in accounts payable	2,426,000	(747,000)	784,000
Increase in accrued liabilities	820,000	254,000	21,000
Increase (decrease) in deferred revenue	1,101,000	(82,000)	101,000

Net cash provided by operating activities	8,812,000	1,244,000	3,628,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of assets	40,000	27,000	10,000
Capital expenditures	(13,889,000)	(6,153,000)	(2,047,000)
Proceeds from sale of short-term investments	2,973,000	5,964,000	—
Proceeds from maturity of short-term investments	7,550,000	4,000,000	10,598,000
Acquisition of short-term investments	(6,245,000)	(3,002,000)	(15,218,000)

Net cash provided by (used in) investing activities	(9,571,000)	836,000	(6,657,000)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	957,000	—	—

Net increase (decrease) in cash and cash equivalents	198,000	2,080,000	(3,029,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,389,000	1,309,000	4,338,000

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,587,000	$3,389,000	$1,309,000

NON CASH INVESTING ACTIVITIES:
UNREALIZED GAIN (LOSS) ON INVESTMENTS	$(42,000)	$(145,000)	$208,000

See accompanying notes to the financial statements.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Organization and Nature of Operations

      Dawson Geophysical Company (the “Company”), which was founded in Texas in 1952, has been listed and traded on the NASDAQ National Market System (“NMS”) under the symbol “DWSN” since 1981.

      The Company acquires and processes 2-D, 3-D and multi-component seismic data for major and intermediate-sized oil and gas companies and independent oil operators. The Company operates nine seismic data acquisition crews in the lower 48 states of the United States, and a seismic data processing center.

Cash Equivalents

      For purposes of the statements of cash flows, the Company considers demand deposits, certificates of deposit and all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Short-Term Investments

      The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (Statement 115). In accordance with Statement 115, the Company has classified its investment portfolio consisting of U.S. Treasury Securities as “available-for-sale” and records the net unrealized holding gains and losses as accumulated comprehensive income in stockholders’ equity. The cost of short-term investments sold is based on the specific identification method.

Fair Value of Financial Instruments

      The carrying amounts for cash and cash equivalents, accounts receivable, other current assets, accounts payable and other current liabilities approximate their fair values based on their short-term nature. The fair value of investments are based on quoted market prices.

Concentrations of Credit Risk

      Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable and short-term investments. The Company’s sales are to clients whose activities relate to oil and gas exploration and production. However, accounts receivable are well diversified among many clients, and a significant portion of the receivables are from major oil companies, which management believes minimizes potential credit risk. The Company generally extends unsecured credit to these clients; therefore, collection of receivables may be affected by the economy surrounding the oil and gas industry. The Company closely monitors extensions of credit and initiated an allowance for doubtful accounts in fiscal 1999 as a result of the downturn in oil prices which occurred during the year and negatively impacted the Company’s clients. The Company invests primarily in short-term U.S. Treasury Securities which it believes are a low risk investment.

Property, Plant and Equipment

      Property, plant and equipment are capitalized at historical cost and depreciated over the useful life of the asset. Management’s estimation of this useful life is based on circumstances that exist in the seismic

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

industry and information available at the time of the purchase of the asset. As circumstances change and new information becomes available these estimates could change.

      Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is reflected in the results of operations for the period.

Impairment of Long-Lived Assets

      Long-lived assets are reviewed for impairment when triggering events occur suggesting a deterioration in the assets recoverability or fair value. Recognition of an impairment is required if future expected net cash flows are insufficient to recover the carrying value of the amounts. Management’s forecast of future cash flow used to perform impairment analysis includes estimates of future revenues and future gross margins. If the Company is unable to achieve these cash flows, management’s estimates would be revised, potentially resulting in an impairment charge in the period of revision. No impairment charges were recognized in the Statement of Operations for the years ended September 30, 2004, 2003 and 2002.

Revenue Recognition

      Contracts for service are provided for under cancelable contracts. The Company recognizes revenues when services are performed. In the case of a cancelled contract, revenue is recognized and the customer is billed for services performed up to the date of cancellation. In the current year, approximately $375,000 of the Company’s revenue is related to a negotiated release from one contract.

      The Company also receives reimbursements for certain out-of-pocket expenses under the terms of its master contracts. Amounts billed to clients are recorded in revenue at the gross amount including out-of-pocket expenses which are reimbursed by the client.

      In some instances, customers are billed in advance of services performed, and the Company recognizes the liability as deferred revenue.

Allowance for Doubtful Accounts

      Management prepares its allowance for doubtful accounts receivable based on its past experience of historical write-offs, its current customer base and review of past due accounts. The inherent volatility of the energy industry’s business cycle can cause swift and unpredictable changes in the financial stability of the Company’s clients.

Income Taxes

      The Company accounts for state and federal income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (Statement 109). Under the asset and liability method of Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in the Preparation of Financial Statements

      Preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

      Certain prior year numbers have been reclassified in the current year in order to be consistent with the current year presentation.

Stock-Based Compensation

      In accordance with the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), no compensation is recorded for stock options or other stock-based awards that are granted to employees or non-employee directors with an exercise price equal to or above the common stock price on the grant date.

      The Company accounts for stock-based compensation utilizing the intrinsic value method prescribed by “APB 25” and related interpretations. The following pro forma information, as required by Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), as amended by Statement of Financial Accounting Standards No. 148 (“SFAS 148”), presents net income and earnings per share information as if the stock options or other stock-based awards issued since September 30, 1997 were accounted for using the fair value method. The fair value of stock options issued for each year was estimated at the date of grant using the Black-Scholes option pricing model.

      The SFAS 123 pro forma information for the fiscal years ended September 30, 2004, 2003 and 2002 is as follows:

	September 30,

	2004	2003	2002

Net income (loss), as reported	$8,618,000	$(899,000)	$(2,292,000)
Add Stock-based employee compensation expense included in net income (loss), net of tax	110,000	75,000	159,000
Deduct: Stock-based employee compensation expense determined under fair value based method (SFAS 123), net of tax	(426,000)	(434,000)	(516,000)

Net income (loss), pro forma	$8,302,000	$(1,258,000)	$(2,649,000)

Basic:
Net income (loss) per common share, as reported	$1.55	$(0.16)	$(0.42)

Net income (loss) per common share, pro forma	$1.49	$(0.23)	$(0.48)

Diluted:
Net income (loss) per common share, as reported	$1.53	$(0.16)	$(0.42)

Net income (loss) per common share, pro forma	$1.47	$(0.23)	$(0.48)

2.	Short-Term Investments

      Investment in securities consists of U.S. Treasury Securities. At September 30, 2004, the Company reported an unrealized loss on short-term investments of $28,000, which was $42,000 net of the tax effect of $14,000 and is in “Other comprehensive income, net of tax”.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Short-term investments held at September 30, 2004 consisting of U.S. Treasury Securities have contractual maturities from December, 2005 through May, 2006.

3.	Property, Plant and Equipment

      Property, plant and equipment, together with annual depreciation rates, consist of the following:

	September 30,

	2004	2003	Useful Lives

Land, building and other	$3,213,000	$2,975,000	5 to 40 years
Recording equipment	65,269,000	55,885,000	6 to 10 years
Energy sources	15,312,000	13,730,000	10 to 15 years
Vehicles	9,427,000	7,957,000	5 to 10 years
Equipment in process(a)	829,000	1,038,000

	94,050,000	81,585,000
Less accumulated depreciation	(64,075,000)	(60,805,000)

Net property, plant and equipment	$29,975,000	$20,780,000

(a)	Equipment in process has not been placed into service and accordingly is not yet subject to depreciation.

4.	Stock Options

      The Company adopted the 2000 Incentive Stock Plan during fiscal 1999, which provides options to purchase 500,000 shares of authorized but unissued common stock of the Company. The option price is the market value of the Company’s common stock at date of grant. Options are exercisable 25% annually from the date of the grant and the options expire five years from date of grant. The 2000 Plan provides that 50,000 of the 500,000 shares of authorized but unissued common stock may be awarded to officers, directors and employees of the Company for the purpose of additional compensation.

      In fiscal 2004, the Company adopted the 2004 Incentive Stock Plan which provides 375,000 shares of authorized but unissued common stock of the Company. The 2004 Incentive Stock Plan operates like the 2000 Incentive Stock Plan except that of the 375,000 shares, up to 125,000 shares may be awarded to officers, directors, and employees of the Company for the purpose of additional compensation and up to 125,000 shares may be awarded with restrictions.

      The transactions under the Plans are summarized as follows:

	Weighted	Number of
	Average Price	Optioned Shares

Balance as of September 30, 2002	$7.25	319,000
Granted	$5.21	105,000
Cancelled or expired	$7.02	(17,000)

Balance as of September 30, 2003	$6.72	407,000
Granted	$7.06	40,000
Cancelled or expired	$6.48	(82,500)
Exercised	$6.96	(137,500)

Balance as of September 30, 2004	$6.75	227,000

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Options for 55,500, 204,750 and 130,750 shares were exercisable with weighted average exercise prices of $7.42, $6.94 and $6.79 as of September 30, 2004, 2003 and 2002, respectively.

      Outstanding options at September 30, 2004 expire between April, 2006 and October, 2008 and have exercise prices ranging from $5.21 to $8.65.

      Options for 40,000 shares were granted in fiscal year 2004. The expected life of the options granted is five years. The weighted average fair value of options granted during 2004 is $1.24. The fair value of each option grant is estimated on the date of grant, using the Black-Scholes options-pricing model.

      The model assumed expected volatility of .5% and risk-free interest rate of 3.14% for grants in 2004. As the Company has not declared dividends since it became a public entity, no dividend yield was used. Actual value realized, if any, is dependent on the future performance of the Company’s common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes model.

5.     Employee Benefit Plans

      The Company had an employee stock purchase plan to invest in the Company’s common stock for the benefit of eligible employees. Participants were entitled to contribute a percentage, not to exceed 5%, of their bi-weekly salary to the plan. On a bi-weekly basis, the Company matched the participants’ contributions and directed the purchase of shares of the Company’s common stock. There were no vesting requirements for the participants. The Company contributed $56,116 to the plan during the fiscal first quarter of 2002. The Company discontinued the Plan effective January 1, 2002.

      Effective January 1, 2002, the Company initiated a 401(k) plan as part of its employee benefits package in order to retain quality personnel. During 2004, 2003 and 2002, the Company elected to match 100% of employee contributions up to a maximum of 5% of the participant’s gross salary. The Company’s matching contributions for fiscal 2004, 2003 and 2002 were approximately $438,000, $373,000 and $259,000, respectively.

6.     Income Taxes

      The Company recorded an income tax benefit in the current year of approximately $1,536,000. The benefit is due to the elimination of the income tax valuation allowance. Current US. federal tax is related to the tax effect of the unrealized loss on investments recorded in other comprehensive income and alternative minimum tax.

      A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Based on the Company’s return to profitability and budgeted expectations, management has determined that taxable income of the Company will more likely than not be sufficient to fully utilize available net operating loss carryforwards prior to their ultimate expiration. As such, the Company has eliminated the valuation allowance of $4,232,000 to reflect the realizability of its net deferred tax assets.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Income tax expense (benefit) attributable to income before extraordinary item consists of:

	Year Ended September 30,

	2004	2003	2002

Current:
U.S. federal	$96,000	$—	$(400,000)
State	—	—	—

	96,000	—	(400,000)
Deferred: U.S. Federal	(1,632,000)	52,000	(71,000)

Total	$(1,536,000)	$52,000	$(471,000)

      Income tax expense varies from the amount computed by multiplying income before taxes by the statutory income tax rate. The reason for these differences and the related tax effects are as follows:

	Year Ended September 30,

	2004	2003	2002

Expense (benefit) computed at statutory rates	$2,585,000	$(287,000)	$(939,000)
Effect of:
Change in valuation allowance	(4,232,000)	297,000	428,000
Other	111,000	42,000	40,000

Income tax expense (benefit)	$(1,536,000)	$52,000	$(471,000)

	September 30,

	2004	2003

Deferred tax assets:
Net operating loss carryforwards	$4,555,000	$6,687,000
Alternative minimum tax credit carryforwards	509,000	413,000
Receivables	71,000	45,000
Other	209,000	116,000

Total deferred tax assets	5,344,000	7,261,000
Less valuation allowance	—	(4,232,000)

Total gross deferred tax assets	5,344,000	3,029,000
Deferred tax liabilities:
Other property and equipment	(3,645,000)	(2,938,000)
Investments	(23,000)	(21,000)
Other	(28,000)	(70,000)

Total gross deferred tax liabilities	(3,696,000)	(3,029,000)

Net deferred tax asset (liability)	$1,648,000	$—

      As of September 30, 2004, the Company had a net operating loss carryforward for US. federal income tax purposes of approximately $13,277,000, which is available to offset future regular taxable income, if any. Net operating loss carryforward will begin to expire in 2022. The Company has alternative minimum tax credit carryforwards totaling $509,000 to offset regular income tax, which have no scheduled expiration date.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

7.     Net Income (Loss) per Common Share

      The Company accounts for earnings per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“Statement 128”). Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities.

      The following table sets forth the computation of basic and diluted net income per common share:

	2004	2003	2002

Numerator:
Net income (loss) and numerator for basic and diluted net income (loss) per common share — income available to common stockholders	$8,618,000	$(899,000)	$(2,292,000)

Denominator:
Denominator for basic net income (loss) per common share — weighted average common shares	5,558,646	5,484,593	5,462,936
Effect of dilutive securities-employee stock options	72,751	—	—

Denominator for diluted net income (loss) per common share — adjusted weighted average common shares and assumed conversions	5,631,397	5,484,593	5,462,936

Net income (loss) per common share	$1.55	$(0.16)	$(0.42)

Net income (loss) per common share — assuming dilution	$1.53	$(0.16)	$(0.42)

      Employee stock options to purchase shares of common stock were outstanding during fiscal year 2003 but were not included in the computation of diluted net loss per share because either (i) the employee stock options’ exercise price was greater than the average market price of the common stock of the Company, or (ii) the Company had a net loss from continuing operations and, therefore, the effect would be antidilutive.

8.     Major Customers

      The Company operates in only one business segment, contract seismic data acquisition and processing services. During 2004 sales exceeded 10% to each of two clients. During 2003 and 2002, sales to only one client, which was not the same client in each year or in 2004, exceeded 10% of operating revenues.

9.     Contingencies

      The Company is party to various legal actions arising in the ordinary course of its business, none of which management believes will result in a material adverse effect on the Company’s financial position or results of operation, as the Company believes it is adequately insured.

      On February 18, 1998 the Company entered into a five year, non-cancellable operating lease for office space. On June 30, 2003, the lease was amended to extend the term of the lease for five years beginning July 1, 2003 and ending June 30, 2008. Future minimum lease commitments under the lease at September 30 of each year are $142,716 through 2007, and $107,037 in fiscal year 2008.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

10.     Rights Agreement

      On July 13, 1999, the Board of Directors of the Company authorized and declared a dividend to the holders of record on July 23, 1999 of one Right (a “Right”) for each outstanding share of the Company’s common stock. When exercisable, each Right will entitle the holder to purchase one one-hundredth of a share of a Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the “Preferred Shares”) at an exercise price of $50.00 per Right. The rights are not currently exercisable and will become exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company’s outstanding common stock or announces a tender offer or exchange offer, the consummating of which would result in attaining the triggering percentage. The Rights are subject to redemption by the Company for $.01 per Right at any time prior to the tenth day after the first public announcement of a triggering acquisition.

      If the Company is acquired in a merger or other business combination transaction after a person has acquired beneficial ownership of 20% or more of the Company’s common stock, each Right will entitle its holder to purchase, at the Right’s then current exercise price, a number of the acquired Company’s shares of common stock having a market value of two times such price. In addition, if a person or group acquires beneficial ownership of 20% or more of the Company’s common stock, each Right will entitle its holder (other than the acquiring person or group) to purchase, at the Right’s then current exercise price, a number of the Company’s shares of common stock having a market value of two times the exercise price.

      Subsequent to the acquisition by a person or group of beneficial ownership of 20% or more of the Company’s common stock and prior to the acquisition of beneficial ownership of 50% or more of the Company’s common stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such acquiring person or group, which will have become null and void and nontransferable), in whole or in part, at an exchange ratio of one share of the Company’s common stock (or one one-hundredth of a Preferred Share) per Right.

      The Rights dividend distribution was made on July 23, 1999, payable to shareholders of record at the close of business on that date. The Rights will expire on July 23, 2009.

11.     Recently Issued Accounting Pronouncements

      The Financial Accounting Standards Board (FASB) has announced it will require all public companies to expense the fair value of employee stock awards. The final requirements will be effective for fiscal years beginning after December 31, 2004. The impact to the Company’s financial statements will be in the form of additional compensation expense upon the award of any stock options. The amount of the compensation expense recognized by the Company is dependent on the value of the Company’s common stock and the number of options awarded.

12.     Subsequent Events

      In November of 2004, the Company received a commitment letter from a bank for a revolving line of credit to be secured by eligible accounts receivable up to $10 million to be used for capital expenditures and working capital.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

13.     Quarterly Financial Data (Unaudited)

	Quarter Ended

	December 31	March 31	June 30	September 30

Fiscal 2004:
Operating revenues	$15,475,000	$15,203,000	$17,112,000	$21,556,000
Income from operations	$438,000	$1,843,000	$1,804,000	$2,315,000
Net income	$506,000	$1,999,000	$1,989,000	$4,124,000
Net income per common share	$0.09	$0.36	$0.36	$0.73
Net income per common share assuming dilution	$0.09	$0.36	$0.35	$0.72
Fiscal 2003:
Operating revenues	$11,410,000	$14,196,000	$11,291,000	$14,695,000
Income (loss) from operations	$(1,007,000)	$579,000	$(1,483,000)	$527,000
Net income (loss)	$(893,000)	$844,000	$(1,407,000)	$557,000
Net income (loss) per common share	$(0.16)	$0.15	$(0.26)	$0.10
Net income (loss) per common share assuming dilution	$(0.16)	$0.15	$(0.26)	$0.10

1,500,000 Shares

DAWSON

GEOPHYSICAL
COMPANY

Common Stock

PRELIMINARY PROSPECTUS

RAYMOND JAMES

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the amounts set forth below are estimates:

Securities and Exchange Commission registration fee		$4,464
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing and engraving expenses	$	*
Miscellaneous	$	*

Total	$	*

* To be supplied by amendment.

Item 15.	Indemnification of Directors and Officers

      Article Seven of our articles of incorporation, as amended, provides as follows:

“A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages from an act or omission in such director’s capacity as a director, except for liability for (i) a breach of a director’s duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; (iv) an act or omission for which the liability of a director is expressly provided by statute; or (v) an act related to an unlawful stock repurchase or payment of a dividend. If the laws of the State of Texas are hereafter amended to authorize corporate action further eliminating or limiting the personal liability of a director of the corporation, then the liability of a director of the corporation shall thereupon be automatically eliminated or limited to the fullest extent permitted by such laws. Any repeal or modification of this Article Seven by the shareholders of the corporation shall not adversely affect any right or protection of a director existing at the time of such repeal or modification with respect to events or circumstances occurring or existing prior to such time.”

      Article IX of our bylaws provides that:

“To the extent permitted by Texas Business Corporation Act Article 2.02-1, the corporation shall indemnify any present or former Director, officer, employee, or agent of the corporation against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with a proceeding in which the person was, is, or is threatened to be made a named defendant or respondent because the person is or was a Director, officer, employee, or agent of the corporation.”

      Article 2.02-1 of the Texas Business Corporation Act permits corporations to indemnify a person who was or is a director, officer, employee or agent of a corporation or who serves at the corporation’s request as a director, officer, partner, proprietor, trustee, employee, or agent of another corporation, partnership, trust, joint venture, or other enterprise (an “outside enterprise”), who was, is, or is threatened to be named a defendant in a legal proceeding by virtue of such person’s position in the corporation or in an outside enterprise, but only if the person acted in good faith and reasonably believed, in the case of conduct in the person’s official capacity, that the conduct was in or, in the case of all other conduct, that the conduct was not opposed to the corporation’s best interest, and, in the case of a criminal proceeding, the person had no reasonable cause to believe the conduct was unlawful. A person may be indemnified within the above limitations against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred; however, indemnification is limited to reasonable expenses actually incurred in a proceeding in which the person is found liable to the corporation or is found to have improperly received a personal benefit and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. A corporation must indemnify a director, officer, employee, or agent against reasonable expenses incurred in connection with a proceeding in which the person is a party because of the person’s corporate position, if the person was successful, on the merits or otherwise, in the defense of the proceeding. Under certain circumstances, a corporation may also advance expenses to such person.

      Indemnification can be made by the corporation only upon a determination made in the manner prescribed by the statute that indemnification is proper in the circumstances because the party seeking indemnification has met the applicable standard of conduct as set forth in Article 2.02-1 of the Texas Business Corporation Act.

      Article 2.02-1 of the Texas Business Corporation Act also permits a corporation to purchase and maintain insurance or to make other arrangements on behalf of any of the above persons against any liability asserted against and incurred by the person in such capacity, or arising out of the person’s status as such a person, whether or not the corporation would have the powers to indemnify the person against the liability under applicable law.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits. The following documents are filed as exhibits to this registration:

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement.
3.1		Restated Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 and incorporated herein by reference).
3.2		Bylaws of the Company, as amended (filed as Exhibit 3 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003 and incorporated herein by reference).
4.1		Rights Agreement by and between the Company and Mellon Investor Services, LLC (f/k/a Chasemellon Shareholder Services, L.L.C.), as Rights Agent, dated July 13, 1999 (filed as Exhibit 4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003 and incorporated herein by reference).
5	.1**	Opinion of Baker Botts L.L.P.
23	.1**	Consent of Baker Botts L.L.P (included in Exhibit 5.1).
23	.2*	Consent of KPMG LLP, an independent registered accounting firm.
24	.1*	Power of Attorney (included on the signature page).

*	Filed herewith.

**	To be filed by amendment.

      (b) Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable, or the information is included in the consolidated financial statements, and have therefore been omitted.

      (c) Reports, Opinions, and Appraisals

The following reports, opinions, and appraisals are included herein: None.

Item 17.	Undertakings

      (a) Each undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of any registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (c) The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on December 14, 2004.

DAWSON GEOPHYSICAL COMPANY.

By:	/s/ L. DECKER DAWSON

Name: L. Decker Dawson

Title:	Chairman of the Board of Directors and Chief Executive Officer

      Each person whose signature appears below appoints L. Decker Dawson, Stephen C. Jumper and Christina W. Hagan, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ L. DECKER DAWSON L. Decker Dawson	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 14, 2004

/s/ STEPHEN C. JUMPER Stephen C. Jumper	President, Chief Operating Officer and Director	December 14, 2004

/s/ HOWELL W. PARDUE Howell W. Pardue	Executive Vice President and Director	December 14, 2004

/s/ C. RAY TOBIAS C. Ray Tobias	Executive Vice President and Director	December 14, 2004

/s/ PAUL H. BROWN Paul H. Brown	Director	December 14, 2004

/s/ CALVIN J. CLEMENTS Calvin J. Clements	Director	December 14, 2004

Signature	Title	Date

/s/ GARY M. HOOVER Gary M. Hoover	Director	December 14, 2004

/s/ MATHEW P. MURPHY Mathew P. Murphy	Director	December 14, 2004

/s/ TIM C. THOMPSON Tim C. Thompson	Director	December 14, 2004

/s/ CHRISTINA W. HAGAN Christina W. Hagan	Executive Vice President, Secretary, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	December 14, 2004

INDEX TO EXHIBITS

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement.
3.1		Restated Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 and incorporated herein by reference).
3.2		Bylaws of the Company, as amended (filed as Exhibit 3 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003 and incorporated herein by reference).
4.1		Rights Agreement by and between the Company and Mellon Investor Services, LLC (f/k/a Chasemellon Shareholder Services, L.L.C.), as Rights Agent, dated July 13, 1999 (filed as Exhibit 4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003 and incorporated herein by reference).
5	.1**	Opinion of Baker Botts L.L.P.
23	.1**	Consent of Baker Botts L.L.P (included in Exhibit 5.1).
23	.2*	Consent of KPMG LLP, an independent registered accounting firm.
24	.1*	Power of Attorney (included on the signature page).

*	Filed herewith.

**	To be filed by amendment.